SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

CRA International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12618T105

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 12618T105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 498,129.0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 498,129.0
11.	Aggregate amount beneficially owned by each reporting person 498,129.0[1]
12.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (9) 5.55%
14.	Type of reporting person (see instructions) IN

[1]	Includes 7,700 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days

CUSIP No. 12618T105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 498,129.0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 498,129.0
11.	Aggregate amount beneficially owned by each reporting person 498,129.0[2]
12.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (9) 5.55%
14.	Type of reporting person (see instructions) IA, OO

[2]	Includes 7,700 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days

CUSIP No. 12618T105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 225,361.0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 225,361.0
11.	Aggregate amount beneficially owned by each reporting person 225,361.0[3]
12.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (9) 2.51%
14.	Type of reporting person (see instructions) PN

[3]	Includes 3,200 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days

CUSIP No. 12618T105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 127,566.0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 127,566.0
11.	Aggregate amount beneficially owned by each reporting person 127,566.0[4]
12.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (9) 1.42%
14.	Type of reporting person (see instructions) PN

[4]	Includes 2,000 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days

CUSIP No. 12618T105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 57,700.0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 57,700.0
11.	Aggregate amount beneficially owned by each reporting person 57,700.0[5]
12.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (9) 0.64%
14.	Type of reporting person (see instructions) PN

[5]	Includes 1,500 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days

CUSIP No. 12618T105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 87,502.0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 87,502.0
11.	Aggregate amount beneficially owned by each reporting person 87,502.0[6]
12.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (9) 0.98%
14.	Type of reporting person (see instructions) PN

[6]	Includes 1,000 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days

ITEM 1. Security and Issuer

The name of the issuer is CRA International, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 200 Clarendon Street, Boston, MA 02116.

ITEM 2. Identity and Background

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (4) Osmium Diamond, LP (“Fund IV”, and collectively with Fund I, Fund II, and Fund III, the “Funds”); (5) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (6) John H. Lewis, a United States citizen (“Mr. Lewis”). Osmium Partners serves as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II, Fund III and Fund IV is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock, which includes Common Stock issuable upon the exercise of Options exercisable within 60 days (“Options”), owned by each of them in the aggregate was $11,830,017.91 from working capital.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares or dispose of all the shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 225,361.00 shares of Common Stock, including 3,200.00 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days, representing 2.51% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 127,566.00 shares of Common Stock, including 2,000.00 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days, representing 1.42% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 57,700.00 shares of Common Stock, including 1,500.00 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days, representing 0.64% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 87,502.00 shares of Common Stock, including 1,000.00 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days, representing 0.98% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 498,129.00 shares of Common Stock held by them, including 7,700.00 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days, representing 5.55% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Mr. Lewis individually does not own any shares of Common Stock or Options. However, Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock and Options beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 498,129.00 shares of Common Stock, including 7,700.00 shares of Common Stock issuable upon the exercise of Options exercisable within 60 days, representing 5.55% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 8,968,298 shares of Common Stock outstanding as of October 29, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 3, 2015 as filed with the SEC on November 3, 2015.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 225,361.00 shares of Common Stock, 127,566.00 shares of Common Stock, 57,700.00 shares of Common Stock and 87,502.00 shares of Common Stock reported herein, respectively.

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/20/2015	2	0	Option Expiration
11/20/2015	904	22.56	Sale
11/20/2015	1000	22.56	Sale
11/20/2015	2996	22.56	Sale
11/20/2015	800	22.56	Sale
11/20/2015	1300	22.56	Sale
11/20/2015	2400	25.3377	Option Exercise
11/20/2015	24	2.8377	Option Exercise
11/20/2015	4600	25.3377	Option Exercise
11/20/2015	46	2.8377	Option Exercise
11/20/2015	2000	24.9909	Option Exercise
11/20/2015	20	2.4909	Option Exercise
12/15/2015	1800	18.75	Purchase
12/18/2015	12500	18.1495	Purchase
12/22/2015	1000	19	Purchase
12/28/2015	2000	18.95	Purchase
12/30/2015	3000	19.0034	Purchase
1/5/2016	9500	19.5857	Purchase
1/6/2016	10000	19.4192	Purchase
1/8/2016	6500	18.939	Purchase
1/11/2016	6000	19.1537	Purchase
1/13/2016	6000	19.0833	Purchase
1/14/2016	1500	19.36	Purchase
1/15/2016	2000	18.5	Purchase

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/20/2015	1	0	Option Expiration
11/20/2015	1000	22.56	Sale
11/20/2015	700	22.56	Sale
11/20/2015	460	22.56	Sale
11/20/2015	840	22.56	Sale
11/20/2015	1200	24.9909	Option Exercise
11/20/2015	12	2.4909	Option Exercise
11/20/2015	2900	25.3377	Option Exercise
11/20/2015	29	2.8377	Option Exercise
11/20/2015	600	25.3377	Option Exercise
11/20/2015	6	2.8377	Option Exercise
12/15/2015	200	18.75	Purchase
12/18/2015	1500	18.1495	Purchase
12/30/2015	3000	19.0034	Purchase
1/4/2016	966	18.6	Purchase
1/4/2016	5000	19.0087	Purchase
1/5/2016	8500	19.5857	Purchase
1/6/2016	5000	19.4192	Purchase
1/8/2016	3500	18.939	Purchase
1/11/2016	2000	19.1537	Purchase
1/13/2016	4000	19.0833	Purchase
1/14/2016	500	19.36	Purchase
1/15/2016	1000	18.5	Purchase

Osmium Spartan, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/20/2015	35	0.1693	Option Sale
11/20/2015	12	0.1693	Option Sale
1/11/2016	2500	19.1537	Purchase

Osmium Diamond, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/20/2015	1200	24.9909	Option Exercise
11/20/2015	12	2.4909	Option Exercise
11/20/2015	3	0.1693	Option Sale
11/20/2015	25	0.1693	Option Sale
11/20/2015	2000	22.56	Sale
12/24/2015	3000	18.83	Purchase
12/29/2015	6000	19.2259	Purchase
12/31/2015	6000	18.871	Purchase
1/8/2016	3000	18.939	Purchase
1/12/2016	2000	19.5	Purchase
1/14/2016	3000	19.36	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement